UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

February 1, 2012

THE SAVANNAH BANCORP, INC.
(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 2.02 - Results of Operations and Financial Condition

On February 1, 2012, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings for the fourth quarter 2011.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: February 2, 2012
         Michael W. Harden, Jr.
         Chief Financial Officer

THE SAVANNAH BANCORP, INC.
YEAR-END EARNINGS ANNOUNCEMENT

February 1, 2012
For Release: Immediately

Savannah Bancorp Reports Fourth Quarter and Annual Results

SAVANNAH, GA--(Globe Newswire) – February 1, 2012 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) (the "Company") reported a net loss for the fourth quarter 2011 of $2,034,000 compared to a net loss of $1,876,000 for the fourth quarter 2010. Net loss per diluted share was 28 cents in the fourth quarter 2011 compared to a net loss per diluted share of 26 cents in 2010. The net loss for 2011 was $2,172,000 compared to a net loss of $3,989,000 in 2010. Net loss per diluted share was 30 cents in 2011 compared to a net loss per diluted share of 60 cents in 2010. The decline in the net loss for 2011 was primarily due to an increase in the net interest margin and a decrease in the Company's provision for loan losses. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets increased $2,119,000, or 13 percent, to $17,884,000 in 2011 compared to $15,765,000 in 2010. Core earnings in the fourth quarter of 2011 declined slightly to $4,320,000 compared to $4,448,000 in the fourth quarter of 2010. Other growth and performance ratios are included in the attached financial highlights.

Total assets decreased 7.9 percent to $985 million at December 31, 2011, down approximately $82 million from $1.07 billion a year earlier. Loans totaled $760 million compared to $827 million one year earlier, a decrease of approximately $67 million or 8.1 percent. Deposits totaled $847 and $924 million at December 31, 2011 and 2010, respectively, a decrease of 8.3 percent. On June 25, 2010, The Savannah Bank, N.A. ("Savannah") entered into an agreement with the FDIC to purchase approximately $201 million in deposits and certain other liabilities and assets of First National Bank, Savannah. Since this transaction, the Company has allowed much of its brokered and higher priced time deposits to run-off in order to reduce this excess liquidity and improve its net interest margin. Shareholders' equity was $84.1 million at December 31, 2011 compared to $85.8 million at December 31, 2010. The Company's total capital to risk-weighted assets ratio was 12.63 percent at December 31, 2011, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John C. Helmken II, President and CEO, said, "In reviewing 2011, there are several notable positives. Our net interest margin increased from 3.43 percent in 2010 to 3.88 percent in 2011, resulting in a 6.0 percent increase in our net interest income year over year. Most of the improvemnet in our margin is a result of our lower cost of deposits. This is our highest net interest margin since 2007. We reduced salaries and benefits $666,000 and information technology expense $393,000 saving us more than $1 million annually. All of this, and more, contributed to our 62 percent efficiency ratio in 2011, an improvement over 66 percent in 2010 but well short of our goal of less than 60 percent. There is more work to do."

The Company's allowance for loan losses was $21,917,000, or 2.89 percent of total loans at December 31, 2011 compared to $20,350,000 or 2.46 percent of total loans a year earlier. Nonperforming assets were $55,213,000 or 5.60 percent of total assets at December 31, 2011 compared to $49,099,000 or 4.60 percent at December 31, 2010. Other real estate owned ("OREO") increased $7,133,000, or 54 percent, to $20,332,000 in 2011. For 2011, net charge-offs were $18,468,000 compared to net charge-offs of $18,348,000 for 2010. The provision for loan losses for 2011 was $20,035,000 compared to $21,020,000 for 2010. Fourth quarter 2011 net charge offs and provision for loan losses were $7,447,000 and $6,510,000, respectively compared to net charge offs and provision for loan losses of $5,894,000 and $6,725,000, respectively, for the fourth quarter of 2010. Both the net charge-offs and the provision for loan losses have remained elevated in 2011. The Company continues to see weakness in its local real estate markets with downward pressure on real estate values, and this weakness has led to a continued high level of real estate related charge-offs and provisions for loan losses.

Helmken continued, "We anticipated a reduction in charge-offs in 2011 compared to 2010 but several year-end appraisals resulted in significant impairments and resulted in this year's charge-offs again surpassing $18 million. We will continue to aggressively review and address our loan and OREO portfolios. Our disappointing fourth quarter and annual loss, led by the previously mentioned charge-offs, highlight the negatives of this quarter and year. Loan balances were down $45 million on average in 2011, which is not surprising given the elevated level of charge-offs, normal repayments, weakened loan demand and increased underwriting standards. Despite the lower loan balances, we increased our allowance for loan losses by 7.7 percent, to 2.89 percent of loans at year end. As we work problem assets into and through our Special Assets Division, our relationship managers will be able to return their focus to business development and an intensified calling effort that includes senior management and is directed by me. There continues to be tremendous opportunity to gain market share in our trade areas."

Net interest income increased $2,008,000, or 6.0 percent, in 2011 versus 2010. The net interest margin increased to 3.88 percent in 2011 as compared to 3.43 percent in 2010. The Company saw increases in its net interest income and net interest margin due primarily to a lower cost on interest-bearing deposits in 2011 compared to 2010 partially offset by less interest income on loans. The cost of interest-bearing deposits decreased to 1.03 percent for the year ended December 31, 2011 compared to 1.48 percent for the same period in 2010. Average loans declined approximately $45 million for the year ended December 31, 2011 compared to the same period in 2010. The decrease in average loans was due to normal pay downs, significant charge-offs, and weakened demand for new loans.

Net interest income decreased $151,000, or 1.7 percent during the fourth quarter of 2011 versus the same period in 2010. The net interest margin increased to 3.88 percent in the fourth quarter of 2011 as compared to 3.57 percent in the same period in 2010. While the net interest margin increased, net interest income decreased in the fourth quarter of 2011 compared to the same period in 2010 due to the lower level of interest-earning assets. Average loans declined approximately $50 million for the fourth quarter of 2011 compared to the same period in 2010. This decline was also due to normal pay downs, significant charge-offs, and weakened demand for new loans.

On a linked quarter basis, the net interest margin decreased 13 basis points compared to the third quarter of 2011. The Company held, on average, $34 million more in lower-yielding interest-bearing deposits during the fourth quarter of 2011 compared to the third quarter.

Noninterest income decreased $665,000, or 9.1 percent, in 2011 versus 2010. This decrease was primarily related to a decline in service charges on deposit accounts of $330,000, or 18 percent, and other operating income of $319,000, or 17 percent, in 2011 compared to 2010. The decrease in service charges was primarily due to recent regulatory guidance related to overdraft charges. The decline in other operating income was due to the Company recording a $308,000 gain on a bank-owned life insurance policy payout in which the Company was the beneficiary during 2010. Noninterest income decreased $270,000, or 15 percent, in the fourth quarter of 2011 compared to the same period in 2010 primarily due to a $66,000 decline in service charges on deposit accounts and a decline in other operating income. In the fourth quarter of 2010, the Company recorded a $254,000 gain in other operating income related to the sale of its 50 percent interest in a parking lot.

Noninterest expense decreased $724,000, or 2.7 percent, to $26,253,000 during 2011 as compared to 2010. Salaries and employee benefits decreased $667,000, or 5.6 percent, information technology declined $393,000, or 19 percent, and FDIC deposit insurance declined $385,000, or 23 percent. The decrease in salaries and employee benefits was due to the Company averaging fewer employees during 2011 when compared to 2010. The Company renegotiated and renewed its contract with its core processor which contributed to the decline in the information technology expense. The decrease in the FDIC deposit insurance premiums was due to changes to the FDIC assessment process which became effective in the second quarter of 2011. These decreases were partially offset by an increase in loss on sale of foreclosed assets of $207,000, or 8.4 percent, and an increase in other operating expense of $722,000, or 16 percent. The increase in other operating expense was mainly due to a $684,000 increase in loan collection costs and OREO expenses in 2011. The Company had significantly more activity in OREO in 2011. Noninterest expense declined $88,000, or 1.3 percent, during the fourth quarter of 2011 compared to the same period in 2010. Salaries and employee benefits decreased $263,000, or 9.0 percent, occupancy and equipment declined $147,000, or 14 percent, and FDIC deposit insurance declined $286,000, or 64 percent. These decreases were offset by an increase in loss on sale of foreclosed assets of $187,000, or 33 percent, and an increase in other operating expense of $471,000, or 40 percent. The increase in other operating expense was due to a $425,000 increase in loan collection costs and OREO expenses during the fourth quarter of 2011 compared to the same period in 2010.

The Savannah Bancorp, Inc., a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia) ("Bryan"), and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. The Company has eleven branches in Coastal Georgia and South Carolina. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these results will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.

Contacts: John C. Helmken II, President and CEO, (912) 629-6486
　　　　　　Michael W. Harden, Jr., Chief Financial Officer, (912) 629-6496

A printable format of this entire Annual Earnings Release may be obtained from the Corporate
Website at www.savb.com under the "SEC Filings and More" link and then "Latest Earnings Release".

The Savannah Bancorp, Inc. and Subsidiaries
Fourth Quarter Financial Highlights
December 31, 2011 and 2010
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at December 31	2011		2010	% Change
Total assets	$ 985,235		$ 1,066,930	(7.7)
Interest-earning assets	889,026		971,653	(8.5)
Loans	759,678		826,562	(8.1)
Other real estate owned	20,332		13,199	54
Deposits	846,929		923,745	(8.3)
Interest-bearing liabilities	789,918		881,599	(10)
Shareholders' equity	84,130		85,803	(1.9)
Loan to deposit ratio	89.70	%	89.48 %	0.2
Equity to assets	8.54	%	8.04 %	6.2
Tier 1 capital to risk-weighted assets	11.36	%	11.13 %	2.1
Total capital to risk-weighted assets	12.63	%	12.40 %	1.9
Outstanding shares	7,199		7,200	0.0
Book value per share	$ 11.69		$ 11.92	(1.9)
Tangible book value per share	$ 11.19		$ 11.39	(1.7)
Market value per share	$ 4.95		$ 7.00	(29)
Loan Quality Data				
Nonaccruing loans	$ 34,668		$ 32,836	5.6
Loans past due 90 days – accruing	213		3,064	(93)
Net charge-offs	18,468		18,348	0.7
Allowance for loan losses	21,917		20,350	7.7
Allowance for loan losses to total loans	2.89	%	2.46 %	17
Nonperforming assets to total assets	5.60	%	4.60 %	22
Performance Data for the Fourth Quarter				
Net loss	$ (2,034)		$ (1,876)	(8.4)
Return on average assets	(0.82)	%	(0.69) %	(19)
Return on average equity	(9.27)	%	(8.43) %	(10)
Net interest margin	3.88	%	3.57 %	8.7
Efficiency ratio	64.97	%	63.22 %	2.8
Per share data:				
Net loss – basic	$ (0.28)		$ (0.26)	(10)
Net loss – diluted	$ (0.28)		$ (0.26)	(10)
Dividends	$ 0.00		$ 0.00	NM
Average shares (000s):				
Basic	7,199		7,200	NM
Diluted	7,199		7,200	NM
Performance Data for the Year				
Net loss	$ (2,172)		$ (3,989)	46
Return on average assets	(0.21)	%	(0.37) %	42
Return on average equity	(2.51)	%	(4.73) %	47
Net interest margin	3.88	%	3.43 %	13
Efficiency ratio	62.18	%	66.00 %	(5.8)
Per share data:				
Net loss – basic	$ (0.30)		$ (0.60)	50
Net loss – diluted	$ (0.30)		$ (0.60)	50
Dividends	$ 0.00		$ 0.02	NM
Average shares (000s):				
Basic	7,199		6,625	8.7
Diluted	7,199		6,625	8.7

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)
(Unaudited)

	December 31,	
	2011	2010
Assets		
Cash and due from banks	**$ 13,225**	$ 17,990
Federal funds sold	**535**	110
Interest-bearing deposits	**81,717**	40,836
Cash and cash equivalents	**95,477**	58,936
Securities available for sale, at fair value (amortized		
cost of $81,764 and $136,980)	**83,653**	138,099
Loans, net of allowance for loan losses		
of $21,917 and $20,350	**737,761**	806,212
Premises and equipment, net	**14,286**	15,056
Other real estate owned	**20,332**	13,199
Bank-owned life insurance	**6,510**	6,309
Goodwill and other intangible assets, net	**3,562**	3,786
Other assets	**23,654**	25,333
Total assets	**$ 985,235**	$ 1,066,930
Liabilities		
Deposits:		
Noninterest-bearing	**$ 106,939**	$ 95,725
Interest-bearing demand	**147,716**	140,531
Savings	**20,062**	20,117
Money market	**255,285**	265,840
Time deposits	**316,927**	401,532
Total deposits	**846,929**	923,745
Short-term borrowings	**14,384**	15,075
Other borrowings	**8,581**	10,536
FHLB advances	**16,653**	17,658
Subordinated debt	**10,310**	10,310
Other liabilities	**4,248**	3,803
Total liabilities	**901,105**	981,127
Shareholders' equity		
Preferred stock, par value $1 per share: shares		
authorized 10,000,000, none issued	**-**	-
Common stock, par value $1 per share: shares authorized		
20,000,000, issued 7,201,346	**7,201**	7,201
Additional paid-in capital	**48,656**	48,634
Retained earnings	**27,103**	29,275
Treasury stock, at cost, 2,210 and 2,483 shares	**(1)**	(1)
Accumulated other comprehensive income, net	**1,171**	694
Total shareholders' equity	**84,130**	85,803
Total liabilities and shareholders' equity	**$ 985,235**	$ 1,066,930

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
for the Twelve Months and Five Quarters Ending December 31, 2011
($ in thousands, except per share data)

					(Unaudited)				
	For the Twelve Months Ended				2011			2010	Q4-11 /
	December 31,		%	Fourth	Third	Second	First	Fourth	Q4-10
	2011	2010	Chg	Quarter	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	$41,935	$45,001	(6.8)	$10,083	$10,535	$10,620	$10,697	$10,985	(8.2)
Investment securities	2,998	2,761	(8.6)	587	700	836	875	950	(38)
Deposits with banks	127	147	(14)	43	25	27	32	37	16
Federal funds sold	3	20	(85)	-	1	1	1	-	0.0
Total interest and dividend income	45,063	47,929	(6.0)	10,713	11,261	11,484	11,605	11,972	(11)
Interest expense									
Deposits	8,016	12,460	(36)	1,674	1,877	2,082	2,383	2,731	(39)
Borrowings & sub debt	1,124	1,444	(22)	271	283	281	289	320	(15)
FHLB advances	348	458	(24)	86	87	86	89	88	(2.3)
Total interest expense	9,488	14,362	(34)	2,031	2,247	2,449	2,761	3,139	(35)
Net interest income	35,575	33,567	6.0	8,682	9,014	9,035	8,844	8,833	(1.7)
Provision for loan losses	20,035	21,020	(4.7)	6,510	2,865	6,300	4,360	6,725	(3.2)
Net interest income after the provision for loan losses	15,540	12,547	24	2,172	6,149	2,735	4,484	2,108	3.0
Noninterest income									
Trust and asset management fees	2,646	2,599	1.8	638	663	683	662	651	(2.0)
Service charges on deposits	1,458	1,788	(18)	369	371	348	370	435	(15)
Mortgage related income, net	183	398	(54)	29	72	68	14	76	(62)
Gain on sale of securities	763	608	25	-	308	237	218	18	NM
Gain (loss) on hedges	(1)	2	(150)	-	4	2	(7)	16	NM
Other operating income	1,597	1,916	(17)	461	399	369	368	571	(19)
Total noninterest income	6,646	7,311	(9.1)	1,497	1,817	1,707	1,625	1,767	(15)
Noninterest expense									
Salaries and employee benefits	11,282	11,948	(5.6)	2,644	2,886	2,846	2,906	2,907	(9.0)
Occupancy and equipment	3,683	3,945	(6.6)	894	925	981	883	1,041	(14)
Information technology	1,708	2,101	(19)	462	428	416	402	512	(9.8)
FDIC deposit insurance	1,303	1,688	(23)	162	325	336	480	448	(64)
Amortization of intangibles	224	171	31	56	56	56	56	56	0.0
Loss on sale of foreclosed assets	2,679	2,472	8.4	754	577	1,115	233	567	33
Other operating expense	5,374	4,652	16	1,641	1,221	1,359	1,153	1,170	40
Total noninterest expense	26,253	26,977	(2.7)	6,613	6,418	7,109	6,113	6,701	(1.3)
Income (loss) before income taxes	(4,067)	(7,119)	43	(2,944)	1,548	(2,667)	(4)	(2,826)	(4.2)
Income tax expense (benefit)	(1,895)	(3,130)	39	(910)	320	(1,175)	(130)	(950)	(4.2)
Net income (loss)	$ (2,172)	$ (3,989)	46	$ (2,034)	$ 1,228	$ (1,492)	$ 126	$ (1,876)	(8.4)
Net income (loss) per share:									
Basic	$ (0.30)	$ (0.60)	50	$ (0.28)	$ 0.17	$ (0.21)	$ 0.02	$ (0.26)	(7.7)
Diluted	$ (0.30)	$ (0.60)	50	$ (0.28)	$ 0.17	$ (0.21)	$ 0.02	$ (0.26)	(7.7)
Average basic shares (000s)	7,199	6,625	8.7	7,199	7,199	7,199	7,199	7,200	0.0
Average diluted shares (000s)	7,199	6,625	8.7	7,199	7,199	7,199	7,199	7,200	0.0
Performance Ratios									
Return on average equity	(2.51)%	(4.73)%	47	(9.27)%	(6.96)%	0.59%	0.59%	(8.43)%	(9.1)
Return on average assets	(0.21)%	(0.37)%	43	(0.82)%	(0.59)%	0.05%	0.05%	(0.69)%	(19)
Net interest margin	3.88%	3.43%	13	3.88%	4.01%	3.73%	3.73%	3.57%	8.7
Efficiency ratio	62.18%	66.00%	(5.8)	64.97%	66.18%	58.39%	58.39%	63.22%	2.8
Average equity	86,695	84,319	2.8	87,013	86,037	86,723	86,723	88,250	(1.4)
Average assets	1,012,451	1,078,464	(6.1)	987,888	1,018,324	1,054,263	1,054,263	1,086,365	(9.1)
Average interest-earning assets	918,054	979,436	(6.3)	889,449	928,316	962,328	962,328	983,548	(9.6)


The Savannah Bancorp, Inc. and Subsidiaries
Selected Financial Condition Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)


	2011	2010	2009	2008	2007
Selected Average Balances					
Assets	$ 1,012,451	$ 1,078,464	$ 1,018,470	$ 960,260	$ 869,026
Interest-earning assets	918,054	979,436	935,617	898,295	830,900
Loans, net of unearned income	765,641	810,484	841,033	821,673	754,490
Securities	107,066	111,753	81,282	62,019	58,910
Other interest-earning assets	45,347	57,199	13,302	13,838	16,201
Interest-bearing deposits	774,758	840,077	777,763	701,045	628,310
Borrowed funds	51,609	62,140	71,967	88,553	70,939
Total interest-bearing liabilities	826,367	902,217	849,730	789,598	699,249
Noninterest-bearing deposits	95,468	86,458	82,406	83,678	91,367
Total deposits	870,226	926,535	860,169	784,723	719,677
Shareholders' equity	86,695	84,319	79,804	78,998	71,516
Loan to deposit ratio – average	88%	87%	98%	105%	105%
Selected Financial Data at Year-End					
Assets	$ 985,235	$ 1,066,930	$ 1,050,508	$ 1,007,284	$ 932,459
Interest-earning assets	889,026	971,653	959,219	931,448	878,992
Loans, net of unearned income	759,678	826,562	883,886	864,974	808,651
Other real estate owned	20,332	13,199	8,329	8,100	2,112
Deposits	846,929	923,745	884,569	832,015	764,218
Interest-bearing liabilities	789,918	881,599	883,527	837,558	759,597
Shareholders' equity	84,130	85,803	79,026	80,932	76,272
Loan to deposit ratio	90%	89%	100%	104%	106%
Shareholders' equity to total assets	8.54%	8.04%	7.52%	8.03%	8.18%
Dividend payout ratio	NM	NM	118.19%	49.38%	36.73%
Risk-based capital ratios:					
Tier 1 capital to risk-weighted assets	11.36%	11.13%	10.30%	10.28%	10.49%
Total capital to risk-weighted assets	12.63%	12.40%	11.56%	11.54%	11.74%
Loan Quality Data					
Nonperforming assets	$ 55,213	$ 49,099	$ 42,444	$ 35,703	$ 19,535
Nonperforming loans	34,881	35,900	34,115	27,603	17,424
Net charge-offs	18,468	18,348	8,687	5,564	765
Allowance for loan losses	21,917	20,350	17,678	13,300	12,864
Allowance for loan losses to total loans	2.89%	2.46%	2.00%	1.54%	1.59%
Nonperforming loans to loans	4.59%	4.34%	3.86%	3.19%	2.15%
Nonperforming assets to total assets	5.60%	4.60%	4.04%	3.54%	2.09%
Net charge-offs to average loans	2.41%	2.26%	1.03%	0.68%	0.01%
Per Share Data at Year-End					
Book value	$ 11.69	$ 11.92	$ 13.32	$ 13.64	$ 12.88
Tangible book value	11.19	11.39	12.90	13.19	12.40
Common stock closing price (Nasdaq)	4.95	7.00	8.00	8.85	17.14
Common shares outstanding (000s)	7,199	7,199	5,932	5,934	5,924

The Savannah Bancorp, Inc. and Subsidiaries
Selected Operating Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)

	2011	2010	2009	2008	2007
Summary of operations					
Interest income - taxable equivalent	$ 45,095	$ 47,961	$ 50,595	$ 56,714	$ 63,414
Interest expense	9,488	14,362	18,258	24,439	30,282
Net interest income - taxable equivalent	35,607	33,599	32,337	32,275	33,132
Taxable equivalent adjustment	(32)	(32)	(32)	(32)	(156)
Net interest income	35,575	33,567	32,305	32,243	32,976
Provision for loan losses	20,035	21,020	13,065	6,000	4,675
Net interest income after provision for loan losses	15,540	12,547	19,240	26,243	28,301
Noninterest income					
Trust and asset management fees	2,646	2,599	2,351	2,832	1,513
Service charges on deposit accounts	1,458	1,788	1,809	1,881	1,383
Mortgage related income, net	183	398	432	295	615
Gain on sale of securities	763	608	2,119	163	-
Gain (loss) on hedges	(1)	2	873	1,288	-
Other operating income	1,597	1,916	1,238	1,216	1,242
Total noninterest income	6,646	7,311	8,822	7,675	4,753
Noninterest expense					
Salaries and employee benefits	11,282	11,948	12,146	13,584	11,846
Occupancy and equipment	3,683	3,945	3,716	3,884	3,294
Information technology	1,708	2,101	1,810	1,633	1,616
FDIC deposit insurance	1,303	1,688	1,886	653	251
Amortization of intangibles	224	171	144	144	48
Loss on sale of foreclosed assets	2,679	2,472	2,566	228	44
Other operating expense	5,374	4,652	4,710	4,616	4,084
Total noninterest expense	26,253	26,977	26,978	24,742	21,183
Income (loss) before income taxes	(4,067)	(7,119)	1,084	9,176	11,871
Income tax expense (benefit)	(1,895)	(3,130)	155	3,170	4,235
Net income (loss)	$ (2,172)	$ (3,989)	$ 929	$ 6,006	$ 7,636
Net income (loss) per share:					
Basic	$ (0.30)	$ (0.60)	$ 0.16	$ 1.01	$ 1.31
Diluted	$ (0.30)	$ (0.60)	$ 0.16	$ 1.01	$ 1.29
Cash dividends paid per share	$ 0.00	$ 0.02	$ 0.185	$ 0.50	$ 0.48
Average basic shares outstanding (000s)	7,199	6,625	5,933	5,930	5,850
Average diluted shares outstanding (000s)	7,199	6,625	5,936	5,947	5,922
Performance ratios					
Net interest margin	3.88%	3.43%	3.46%	3.58%	3.99%
Return on average assets	(0.21)%	(0.37)%	0.09%	0.63%	0.88%
Return on average equity	(2.51)%	(4.73)%	1.16%	7.60%	10.68%
Efficiency ratio	62.18%	66.00%	65.60%	61.98%	56.15%

The Savannah Bancorp, Inc. and Subsidiaries
Selected Quarterly Data – 2011 and 2010
($ in thousands, except per share data)
(Unaudited)

Condensed Quarterly Income Statements

The following is a summary of unaudited quarterly results for 2011 and 2010:

	2011				2010			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,682	$9,014	$9,035	$8,844	$8,833	$8,029	$8,276	$8,429
Provision for loan losses	6,510	2,865	6,300	4,360	6,725	5,230	3,745	5,320
Net interest income after								
provision for loan losses	2,172	6,149	2,735	4,484	2,108	2,799	4,531	3,109
Noninterest income	1,497	1,817	1,707	1,625	1,767	1,538	1,726	2,280
Noninterest expense	6,613	6,418	7,109	6,113	6,701	7,310	6,539	6,427
Income (loss) before								
income taxes	(2,944)	1,548	(2,667)	(4)	(2,826)	(2,973)	(282)	(1,038)
Income tax expense								
(benefit)	(910)	320	(1,175)	(130)	(950)	(1,410)	(220)	(550)
Net income (loss)	$ (2,034)	$ 1,228	$(1,492)	$ 126	$ (1,876)	$(1,563)	$ (62)	$ (488)
Per share:								
Net income (loss) – basic	$ (0.28)	$ 0.17	$ (0.21)	$ 0.02	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)
Net income (loss) – diluted	$ (0.28)	$ 0.17	$ (0.21)	$ 0.02	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)
Dividends	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.02
Average shares (000s)								
Basic	7,199	7,199	7,199	7,199	7,200	7,200	6,146	5,938
Diluted	7,199	7,199	7,199	7,199	7,200	7,200	6,146	5,938

Quarterly Market Values of Common Shares

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded on the NASDAQ Global Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2011 and 2010 are listed below. There were approximately 600 holders of record of Company Common Stock and, according to information available to the Company, approximately 1,200 additional shareholders in street name through brokerage accounts at December 31, 2011.

	2011				2010			
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$ 6.29	$ 7.58	$ 8.00	$ 8.00	$ 9.11	$ 10.05	$ 12.20	$ 11.09
Low	4.65	5.93	7.20	7.00	6.85	8.86	9.03	7.50
Close	4.95	6.00	7.41	7.35	7.00	9.30	9.76	10.61

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Assets
(Unaudited)

($ in thousands)	2011 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2010 Fourth Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 22,854**	$ 23,523	$ 22,363	$ 20,350	$ 19,519
Provision for loan losses	**6,510**	2,865	6,300	4,360	6,725
Net charge-offs	**(7,447)**	(3,534)	(5,140)	(2,347)	(5,894)
Balance at end of period	**$ 21,917**	$ 22,854	$ 23,523	$ 22,363	$ 20,350
As a % of loans	**2.89%**	2.90%	2.91%	2.73%	2.46%
As a % of nonperforming loans	**62.83%**	53.72%	59.84%	64.38%	56.69%
As a % of nonperforming assets	**39.70%**	38.30%	45.73%	45.87%	41.45%
Net charge-offs as a % of average loans (a)	**2.41%**	1.84%	2.65%	1.21%	2.26%
Risk element assets					
Nonaccruing loans	**$ 34,668**	$ 41,689	$ 39,160	$ 33,921	$ 32,836
Loans past due 90 days – accruing	**213**	851	150	817	3,064
Total nonperforming loans	**34,881**	42,540	39,310	34,738	35,900
Other real estate owned	**20,332**	17,135	12,125	14,014	13,199
Total nonperforming assets	**$ 55,213**	$ 59,675	$ 51,435	$ 48,752	$ 49,099
Loans past due 30-89 days	**$ 15,132**	$ 13,096	$ 17,013	$ 9,175	$ 11,164
Nonperforming loans as a % of loans	**4.59%**	5.39%	4.87%	4.24%	4.34%
Nonperforming assets as a % of loans and other real estate owned	**7.08%**	7.41%	6.28%	5.85%	5.85%
Nonperforming assets as a % of assets	**5.60%**	6.04%	5.13%	4.69%	4.60%

(a) Annualized

The Savannah Bancorp, Inc. and Subsidiaries
Regulatory Capital Ratios

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation ("FDIC") has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Subsidiary Banks' financial statements. Bryan has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent. Savannah has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and a Total Risk-based Capital Ratio of not less than 12.00 percent. Both banks are currently in conformity with the agreements. The following table shows the capital ratios for the Company and the Subsidiary Banks at December 31, 2011 and 2010:

($ in thousands)	Company		Savannah		Bryan	
	2011	2010	2011	2010	2011	2010
Qualifying Capital						
Tier 1 capital	$81,697	$87,623	$62,451	$64,193	$19,416	$21,294
Total capital	90,845	97,589	69,191	71,450	21,691	23,826
Leverage Ratios						
Tier 1 capital to average assets	8.37%	8.12%	8.63%	7.97%	8.01%	8.20%
Risk-based Ratios						
Tier 1 capital to risk-weighted assets	11.36%	11.13%	11.74%	11.18%	10.82%	10.67%
Total capital to risk-weighted assets	12.63%	12.40%	13.01%	12.44%	12.09%	11.93%

Following are the regulatory capital ratios minimum ratio and the minimum ratios to be classified as a well-capitalized holding company or bank:

Required Regulatory Capital Ratios:	Minimum	Well-Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Fourth Quarter, 2011 and 2010

Average Balance		Average Rate			Taxable-Equivalent Interest (b)		(a) Variance Attributable to		
QTD 12/31/11	QTD 12/31/10	QTD 12/31/11	QTD 12/31/10		QTD 12/31/11	QTD 12/31/10	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)		($ in thousands)		
				Assets					
$ 67,741	$ 49,667	0.25	0.30	Interest-bearing deposits	$ 43	$ 37	$ 6	$ (6)	$ 12
79,105	140,431	2.65	2.49	Investments - taxable	528	880	(352)	57	(409)
5,840	6,935	4.42	4.35	Investments - non-taxable	65	76	(11)	1	(12)
584	608	0.00	0.00	Federal funds sold	-	-	-	-	-
736,179	785,907	5.43	5.55	Loans (c)	10,085	10,987	(902)	(238)	(664)
889,449	983,548	4.78	4.83	Total interest-earning assets	10,721	11,980	(1,259)	(186)	(1,073)
98,439	102,817			Noninterest-earning assets					
$ 987,888	$ 1,086,365			Total assets					
				Liabilities and equity					
				Deposits					
$ 138,420	$ 136,779	0.20	0.34	NOW accounts	70	117	(47)	(48)	1
20,548	19,308	0.10	0.29	Savings accounts	5	14	(9)	(9)	-
224,543	221,039	0.99	1.38	Money market accounts	561	769	(208)	(217)	9
34,475	42,494	0.30	0.71	Money market accounts - institutional	26	76	(50)	(44)	(6)
145,063	187,098	1.36	1.79	CDs, $100M or more	499	845	(346)	(203)	(143)
56,826	60,717	0.71	0.90	CDs, broker	102	137	(35)	(29)	(6)
124,384	173,361	1.31	1.77	Other time deposits	411	773	(362)	(201)	(161)
744,259	840,796	0.89	1.29	Total interest-bearing deposits	1,674	2,731	(1,057)	(752)	(305)
24,548	28,766	3.12	3.38	Short-term/other borrowings	193	245	(52)	(19)	(33)
16,654	15,681	2.05	2.07	FHLB advances	86	82	4	(1)	5
10,310	10,310	3.00	3.12	Subordinated debt	78	81	(3)	(3)	-
795,771	895,553	1.01	1.39	Total interest-bearing liabilities	2,031	3,139	(1,108)	(774)	(334)
100,976	93,178			Noninterest-bearing deposits					
4,128	9,384			Other liabilities					
87,013	88,250			Shareholders' equity					
$ 987,888	$ 1,086,365			Liabilities and equity					
		3.77	3.44	Interest rate spread					
		3.88	3.57	Net interest margin					
				Net interest income	$ 8,690	$ 8,841	$ (151)	$ 588	$ (739)
$ 93,678	$ 87,995			Net earning assets					
$ 845,235	$ 933,974			Average deposits					
		0.79	1.16	Average cost of deposits					
87%	84%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 in the fourth quarter 2011 and 2010, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – 2011 and 2010

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
YTD 12/31/11	YTD 12/31/10	YTD 12/31/11	YTD 12/31/10		YTD 12/31/11	YTD 12/31/10	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 44,791	$ 50,461	0.28	0.29	Interest-bearing deposits	$ 127	$ 147	$ (20)	$ (5)	$ (15)
100,889	104,367	2.72	2.35	Investments - taxable	2,745	2,456	289	386	(97)
6,177	7,386	4.42	4.45	Investments - non-taxable	273	329	(56)	(2)	(54)
556	6,738	0.54	0.30	Federal funds sold	3	20	(17)	40	(57)
765,641	810,484	5.48	5.55	Loans (c)	41,947	45,009	(3,062)	(567)	(2,495)
918,054	979,436	4.91	4.90	Total interest-earning assets	45,095	47,961	(2,866)	(148)	(2,718)
94,397	99,028			Noninterest-earning assets					
$ 1,012,451	$ 1,078,464			Total assets					
				Liabilities and equity					
				Deposits					
$ 138,393	$ 125,994	0.27	0.36	NOW accounts	374	450	(76)	(113)	37
20,738	18,402	0.14	0.39	Savings accounts	29	71	(42)	(46)	4
230,959	199,331	1.12	1.49	Money market accounts	2,595	2,974	(379)	(738)	359
39,396	54,927	0.43	0.83	Money market accounts - institutional	169	456	(287)	(220)	(67)
158,419	185,505	1.56	2.20	CDs, $100M or more	2,470	4,081	(1,611)	(1,187)	(424)
49,036	86,523	0.76	1.01	CDs, broker	374	877	(503)	(216)	(287)
137,817	169,395	1.45	2.10	Other time deposits	2,005	3,551	(1,546)	(1,101)	(445)
774,758	840,077	1.03	1.48	Total interest-bearing deposits	8,016	12,460	(4,444)	(3,621)	(823)
24,490	30,609	3.35	3.72	Other borrowings	821	1,138	(317)	(113)	(204)
16,809	21,221	2.07	2.16	FHLB advances	348	458	(110)	(19)	(91)
10,310	10,310	2.94	2.97	Subordinated debt	303	306	(3)	(3)	-
826,367	902,217	1.15	1.59	Total interest-bearing liabilities	9,488	14,362	(4,874)	(3,757)	(1,117)
95,468	86,458			Noninterest-bearing deposits					
3,921	5,470			Other liabilities					
86,695	84,319			Shareholders' equity					
$ 1,012,451	$ 1,078,464			Liabilities and equity					
		3.76	3.31	Interest rate spread					
		3.88	3.43	Net interest margin					
				Net interest income	$35,607	$33,599	$2,008	$ 3,609	$(1,601)
$ 91,687	$ 77,219			Net earning assets					
$ 870,226	$ 926,535			Average deposits					
		0.92	1.34	Average cost of deposits					
88%	87%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $32 in 2011 and 2010, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the Three Years Ended December 31, 2011
($ in thousands, except share data)

	December 31,		
	2011	2010	2009
Common shares issued			
Shares, beginning of year	**7,201,346**	5,933,789	5,933,789
Common stock issued	**-**	1,267,557	-
Exercise of options	**-**	-	-
Shares, end of year	**7,201,346**	7,201,346	5,933,789
Treasury shares owned			
Shares, beginning of year	**2,483**	1,443	318
Treasury stock issued	**(273)**	(943)	-
Unredeemed common stock	**-**	36	-
Unvested restricted stock	**-**	1,947	1,125
Shares, end of year	**2,210**	2,483	1,443
Common stock			
Balance, beginning of year	**$ 7,201**	$ 5,934	$ 5,934
Common stock issued	**-**	1,267	-
Balance, end of year	**7,201**	7,201	5,934
Additional paid-in capital			
Balance, beginning of year	**48,634**	38,605	38,516
Common stock issued, net of issuance costs	**2**	9,980	-
Stock-based compensation, net	**20**	49	89
Exercise of options	**-**	-	-
Balance, end of year	**48,656**	48,634	38,605
Retained earnings			
Balance, beginning of year	**29,275**	33,383	33,552
Net income (loss)	**(2,172)**	(3,989)	929
Dividends paid	**-**	(119)	(1,098)
Balance, end of year	**27,103**	29,275	33,383
Treasury stock			
Balance, beginning and end of year	**(1)**	(4)	(4)
Treasury stock issued	**-**	3	-
Balance, end of year	**(1)**	(1)	(4)
Accumulated other comprehensive income (loss), net			
Balance, beginning of year	**694**	1,108	2,934
Change in unrealized gains/losses on securities available for sale, net of tax	**477**	(127)	(531)
Change in fair value and gains on termination of derivative instruments, net of tax	**-**	(287)	(1,295)
Balance, end of year	**1,171**	694	1,108
Total shareholders' equity	**$ 84,130**	$ 85,803	$ 79,026